Benjamin Securities, Inc.

3 West Garden Street, Suite 407

Pensacola, FL 32502

VIA EDGAR

December 20, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	Claudia Rios
Karina Dorin

Re:	SMART LOGISTICS GLOBAL LIMITED Registration Statement on Form F-1, as amended Initially Filed on October 4, 2024 File No. 333-282504

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Benjamin Securities, Inc., as the underwriter, hereby joins the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Friday December 20, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Benjamin Securities, Inc.

By:	/s/ Michael Coyne
Name:	Michael Coyne
Title:	Principal